Mail Stop 4561

      January 6, 2006

Deborah K. Fulton, Esq.
Senior Vice President
Secretary and General Counsel
Midway Games, Inc.
2704 West Roscoe Street
Chicago, Illinois  60618

Re:  	Midway Games, Inc.
	Form S-3 filed December 5, 2005
	File No. 333-130134

	Form 10-K for the year ended December 31, 2004
	Form 10-Q for the period ended September 30, 2005
	File No. 1-12367

Dear Ms. Fulton:

    We have completed our review of your Form S-3 and related
filings
have the following comments that supplement our letter dated
December
30, 2005.   That prior letter addressed the financial statements
and
related disclosure issues.

General
1. We note your disclosure in a Form 8-K filed December 14, 2005 regarding a restructuring plan that will involve and 8 to 11% reduction in forces though the company plans to continue to grow its product development employee base in 2006. Given your past restructuring efforts and the changes in staff relating to acquisitions and closings, please address the status of your restructuring plan and the impact on the company of the recurring fluctuations in staff in a recent developments section.

Cover Page

2. Rather than using vague phrases such as "in certain circumstances" in discussing required or optional changes in the conversion rate, provide a concise description of the circumstances and tell the shareholders the page of the filing where the details you reference may be found. You should consider using bullet points or another presentation that makes the most important information readily accessible, instead of dense and lengthy textual paragraphs.
3. Please advise why you believe that a reference to the PORTAL market is necessary on your cover page given that the notes will not be eligible for trading on the PORTAL market once they are registered.
Market, Ranking and Other Data, page ii
4. Move this section to a part of the prospectus that is not subject to Rule 421(d). The prospectus summary should follow the inside cover page which should contain only the table of contents. Further, it appears here that you are adopting the industry data cited as your own yet elsewhere in the prospectus you attribute the industry data to a third party. Please clarify whether or not you have adopted the data as your own and revise so that the disclosure is consistent.

Summary, page 1
5. Please clarify what is meant by the term "properties" in
reference
to entertainment, television, and film properties as referenced in the summary paragraph.
6. We note your inclusion of selected license agreements and "animated film properties." What is the basis for selecting the specific examples you cite? Do your license agreements with Warner
Bros. Interactive Entertainment or the animated film properties generate a material portion of your revenues for example?
7. Please identify the "leading third-party development groups"
with
which you have "partnered" and clarify what is meant by
"partnering"
in this context.
8. Supplementally provide us with a marked copy of the IDC report
and
any other research reports you reference in the summary and
business
sections. Tell us whether the IDC report you cite is generally available to the public at nominal or no payment.
Risk Factors, page 9
9. Revise the introduction to the risk factors section to
eliminate
the statement that the risks identified are the material risks "of which we are currently aware" and statement that begins "Additional risks and uncertainties not currently known to us...."  Item 503 of
Regulation S-K requires disclosure of known material risks.
A significant amount of our total net revenues is attributable . .
..
page 14
10. Revise the subheading to quantify the aggreagate percentage of revenues attributable to your top five largest customers for most recent year.
Rating systems for interactive entertainment software . . . page
14
11. Please clarify the extent to which restricting sales to under-
17
audiences would affect your sales of your "M" rated products.  Are
a
material amount of your "M" rated products currently being sold to below-age audiences? While you state that "making M-rated games for consumers age 17 and older plays to one of [y]our historic strengths," we note you do not discuss the potential disadvantages associated with this focus in your business discussion. Please consider expanding the disclosure to address this issue.
Lawsuits alleging damages as a result of our video games . . .
page
15
12. Please tell us the circumstances, including the name of the court, the date instituted, the principal parties thereto and description of the factual basis alleged and the damages awarded if successful, relating to any wrongful death claims made against you.
Description of the Notes, page 34
13. Please eliminate the phrase from the introductory paragraph that the summary information "is qualified in its entirety" by reference to other more detailed sections of the prospectus. The information you provide in the prospectus must be materially complete and the words "in its entirety" suggest that the prospectus may not be materially complete.

Selling Securityholders, page 67
14. Please confirm that you will identify the natural person or persons who have voting or investment control over each of the non-public selling shareholder entities identified in the selling shareholder table. Tell us how and when you will provide this information and whether you will be relying on Rule 430B(b) to provide such information in a manner consistent with that rule. See interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the publicly available telephone interpretation manual, as well as interpretation I.60 of the July 1997 version of the telephone interpretation manual.
15. Tell us whether any of the selling shareholders are affiliates of broker-dealers, such as Aristeia Trading LLC, and the UBS O`Connor LLC entities. If so, advise us whether their shares were received as compensation for investment banking services or as investment shares.
16. To the extent any of the selling shareholders are affiliates of broker-dealers and received investment shares, please include a representation in the document that these sellers purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, the sellers had no agreements or understandings, directly or indirectly, with any person to distribute the securities.


Form 10-K for the year ended December 31, 2004

Business

Product Development, page 7
17. Tell us and disclose whether you are dependent on one or a few independent third-party developers the loss of whom would materially adversely affect your business.

Marketing and Distribution, page 8
18. Quantify the portion of your revenues that are derived outside of the North American market.

Competition, page 9
19. We note that your discussion here focuses on identifying factors on which competition in the industry is based. Please also provide an assessment of your competitiveness with respect to the principal competitive factors, such as price, shelf space, product quality and brand recognition, that are most significant to your competitive position. You should address key advantages you may have and balance the discussion, as appropriate, by describing any material competitive disadvantages relative to the products and services offered by your competitors.

Licenses and Intellectual Property, page 11.
20. State the duration of your platform licenses, patents and trademarks. To the extent you are more heavily dependent on one or a few, please expand to discuss their importance to your business. Management`s Discussion and Analysis
21. In your discussion of the operating results, you sometimes refer
to two or more factors that contributed to a material change or offsetting effect without indicating the amount of the change attributable to the offsetting factor. One example would be your discussion of selling and marketing expense for the years ended 2003 and 2004 where you state that the decrease in selling and marketing overhead costs was "offset by increased sales commissions and bonuses." In future filings, please quantify changes in results from one period to the next, including offsetting items.
22. In your response letter, tell us whether there is a discernable trend with regard to the company`s reliance on third-party software developers to generate new products. You state in your risk factors that approximately half of your games currently under development are being developed by third parties and that the number varies from quarter to quarter. Does external versus internal or organic growth affect management`s assessment of its ability to timely meet performance goals and if so, how?

Form 10-Q for the period ended September 30, 2005

Certifications (Exhibit 31)
23. Please be advised that the certifications required by Item 601(b)(31) of Regulation S-K should read exactly as set forth in that item. In this regard, you have included the titles of the certifying officers. The first line that reads "I, David F. Zucker, Chief Executive Officer of Midway Games Inc., certify that" in the case of the chief executive officer`s certification, should omit the certifying officer`s title. Please ensure that your certifications conform to the requirements of Item 601.
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

    	Furnish requests for acceleration on behalf of the company and the underwriters at least two days prior to the requested effective date. Refer to Rules 460 and 461 of Regulation C of the Securities
Act of 1933 and Rule 15c2-8 of the Securities and Exchange Act of
1934 regarding distribution of the preliminary prospectus, requests for acceleration and notification of NASD review and concurrence.

    	You may contact April Coleman at 202-551-3458 or Megan Akst at
202-551-13407 if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457. If you require further assistance you may contact the undersigned at 202-551-3462.
If you still require further assistance, please contact Barbara C. Jacobs, Assistant Director, at 202-551-3730.

								Sincerely,



								Mark P. Shuman
								Branch Chief - Legal

cc:	Via facsimile 312 782-8585
      Elizabeth C. Kitslaar, Esq.
      Jones Day





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Deborah K. Fulton, Esq.
Secretary and General Counsel
January 6, 2006
Page 6